                                 ASSET PURCHASE
                                      AND
                             LIABILITIES ASSUMPTION
                                   AGREEMENT
                                  BY AND AMONG
                MOBILE IMAGING CONSORTIUM, LIMITED PARTNERSHIP,
                    MOBILE IMAGING CONSORTIUM-NEW HAMPSHIRE,
                                      AND
                              INSIGHT HEALTH CORP.

                               TABLE OF CONTENTS


       1.   Incorporation of Recitals . . . . . . . . . . . . . . . . .1
       2.   Sale and Purchase of Assets . . . . . . . . . . . . . . . .1
       3.   Assumption of Liabilities . . . . . . . . . . . . . . . . .1
       4.   Purchase Price. . . . . . . . . . . . . . . . . . . . . . .2
       5.   Closing: Transfer of Title and Assignment . . . . . . . . .3
       6.   Due Diligence Review. . . . . . . . . . . . . . . . . . . .4
       7.   Audit Statements. . . . . . . . . . . . . . . . . . . . . .4
       8.   Abandonment Date. . . . . . . . . . . . . . . . . . . . . .5
       9.   Consulting Agreement with Joseph J. Bean Associates . . . .5
       10.  Further Assurances. . . . . . . . . . . . . . . . . . . . .5
       11.  Representations and Warranties of the Sellers . . . . . . .5
       12.  Representations and Warranties of the Buyer . . . . . . . .9
       13.  Sellers' Covenants. . . . . . . . . . . . . . . . . . . . 10
       14.  Buyer's Covenants . . . . . . . . . . . . . . . . . . . . 11
       15.  Conditions to the Obligations of Buyer. . . . . . . . . . 12
       16.  Escrow Agreement. . . . . . . . . . . . . . . . . . . . . 13
       17.  Sellers' Indemnity. . . . . . . . . . . . . . . . . . . . 14
       18.  Liability and Risk of Loss. . . . . . . . . . . . . . . . 14
       19.  Non-Competition . . . . . . . . . . . . . . . . . . . . . 14
       20.  Brokerage Commission. . . . . . . . . . . . . . . . . . . 14
       21.  Notice. . . . . . . . . . . . . . . . . . . . . . . . . . 15
       22.  Survival of Provisions. . . . . . . . . . . . . . . . . . 15
       23.  Default . . . . . . . . . . . . . . . . . . . . . . . . . 15
       24.  Miscellaneous Provisions. . . . . . . . . . . . . . . . . 15

                                  INDEX OF SCHEDULES

          Schedule A     Assets

          Schedule B     Excluded Assets

          Schedule C     Assumed Contracts

          Schedule D     Assumed Liabilities

          Schedule E     Allocation of Purchase Price

          Schedule E(1)  Tax Allocation

          Schedule F     Bean Consulting Agreement

          Schedule G     Sellers' Disclosure Schedule

          Schedule H     Patents/Trademarks

          Schedule I     Buyer's Disclosure Schedule

          Schedule J     Sellers' Opinion of Counsel

          Schedule K     Escrow Agreement

          Schedule L     Non-Competition Covenant

                                 ASSET PURCHASE
                                      AND
                            LIABILITIES ASSUMPTION
                                   AGREEMENT

     THIS ASSET PURCHASE AND LIABILITIES ASSUMPTION AGREEMENT (the "AGREEMENT"), dated as of this 3rd day of January, 1997, is made by and among Mobile Imaging Consortium, Limited Partnership, a Maine limited partnership with an address of 59 Middle Street, Portland, Maine 04101 ("MIC-ME"), and Mobile Imaging Consortium-New Hampshire, a Maine general partnership with an address of 59 Middle Street, Portland, Maine 04101 ("MIC-NH") (MIC-ME and MIC-NH shall hereinafter be referred to collectively as the "SELLERS"), and InSight Health Corp., a Delaware corporation with an address of 4400 MacArthur Boulevard, Suite 800, Newport Beach, California 92660 ("BUYER").

     WHEREAS, Sellers are engaged in providing diagnostic services to their customers and own certain tangible and intangible assets, including mobile diagnostic imaging equipment;

     WHEREAS, Sellers desire to sell certain of their assets to Buyer, all as set forth herein;

     WHEREAS, Buyer desires to purchase certain assets and assume certain liabilities (and only such specified assets and liabilities) of the Sellers, all as set forth herein;

     NOW THEREFORE, in consideration of the premises and covenants as set forth herein, and subject to the representations, warranties, and conditions contained herein, the parties agree as follows:

     1. INCORPORATION OF RECITALS. The recitals set forth above are incorporated herein by reference.

     2. SALE AND PURCHASE OF ASSETS. Subject to the terms and conditions hereinafter set forth, Sellers shall sell to Buyer, and Buyer shall purchase and acquire from Sellers, certain of the Sellers' assets, including the Sellers' equipment, machinery, furnishing, fixtures, vehicle, computers, software, inventory, trade names, copyrights, copyrighted materials, telephone numbers, goodwill, contracts, leases, agreements, permits, and licenses, a listing of which is set forth on Schedule A, attached hereto and incorporated by reference (the "Assets"). Specifically excluded from this Agreement and the purchase obligations herein are:

     (a) the assets set forth on SCHEDULE B, attached hereto and incorporated by reference; and

     (b) all cash, cash equivalents, investment securities, property taxes receivable, prepaid insurance premiums, tax refunds, and accounts receivable owned by Sellers as of the Closing Date, as defined below (the "CURRENT ASSETS").

     3. ASSUMPTION OF LIABILITIES. Simultaneous with its purchase of the Assets, Buyer shall assume the payment and performance of the obligations of Sellers under the contracts, leases, and agreements included among the Assets to be assumed by Buyer hereunder, which contracts, leases, and agreements are listed on SCHEDULE C, attached hereto and incorporated by reference. Buyer shall further assume payment of only such other liabilities of Sellers as are specifically described on SCHEDULE D, attached hereto and incorporated by reference. The foregoing described liabilities shall hereinafter be referred to collectively as the "ASSUMED LIABILITIES." Buyer shall not assume any liability or obligation for any liability not specifically referred or scheduled herein, including any liabilities with respect to Sellers' employees, employee benefit plans, salaries, any unpaid overtime, accrued vacation time, back wages, associated tax liabilities, or other benefits or obligations. Under no circumstances shall Buyer assume or be deemed to have assumed any liability for unpaid overtime, back wages, associated tax liabilities or other benefits arising from or related to Seller's employment of any individual; provided that with respect to Sellers' employees who become employees of Buyer as of the Closing Date, if permitted under applicable law and Sellers' employment practices, policies, and procedures, Buyer shall credit such employees for any accrued vacation time and sick time, subject to advance reimbursement for said obligations by Sellers in an amount to be determined and paid as of the Closing Date.

     4. PURCHASE PRICE. In addition to its assumption of the Assumed Liabilities, Buyer shall pay to Sellers as consideration for their sale of the Assets the sum of six million eight hundred thousand dollars ($6,800,000) (the "PURCHASE PRICE"), to be allocated between MIC-ME and MIC-NH as set forth on SCHEDULE E, attached hereto and incorporated by reference. The Purchase Price shall be paid as follows:

     (a) Twelve thousand five hundred dollars ($12,500) shall be deposited with MIC-ME simultaneously with the execution of this Agreement (the "MIC-ME DEPOSIT");

     (b) Twelve thousand five hundred dollars ($12,500) shall be deposited with MIC-NH simultaneously with the execution of this Agreement (the "MIC-NH Deposit"); and

     (c) the balance of the Purchase Price shall be paid at the Closing, as defined below and as set forth below.

The MIC-ME Deposit and MIC-NH Deposit shall be refunded to Buyer in full (without interest thereon) in the event that this Agreement (i) is terminated because Buyer is unable, despite its good faith efforts, to timely obtain Maine and New Hampshire Certificates of Need and any other regulatory approvals necessary for the transaction prior to the Abandonment Date, as defined in Section 8 herein; (ii) is terminated in accordance with Section 6 on or before the Due Diligence Termination Date (as defined in Section 6);
(iii) is terminated in accordance with Section 7; (iv) is terminated because either of the Sellers are unable (for any reason other than the default of Buyer) to consummate the transactions contemplated by this Agreement; or (v) is terminated because Buyer's conditions to Closing set forth in Section 15 are not satisfied.

The parties agree to allocate the Purchase Price and the Assumed Liabilities among the Assets for all purposes (including financial accounting and tax purposes) in accordance with the allocation set forth on SCHEDULE E(1), and shall make all necessary filings (including those required under Internal Revenue Code Section 1060) in accordance with that allocation.

     5. CLOSING: TRANSFER OF TITLE AND ASSIGNMENT. The closing of the transactions contemplated by this Agreement shall take place at the offices of Van Meer & Belanger, 25 Long Creek Drive, South Portland, Maine 04106, or at such other place as the parties may mutually agree, at 9:00 a.m. on the date ten (10) days after the Buyer has obtained all Certificates of Need and all other regulatory approvals necessary for consummation of the transactions contemplated hereby (or, if such date falls on a weekend or holiday, the first business day thereafter) (such closing being called the "CLOSING" and such date being called the "CLOSING DATE").

     At the Closing, Sellers shall deliver to Buyer the following:

     (a) Bills of Sale and Assignments transferring to Buyer all of the Assets, together with certificates or other evidence of title to the Assets, properly endorsed to Buyer; and

     (b) Assignments and assumptions of contracts, leases, and agreements with respect to each of Sellers' contracts, leases, and agreements among the Assets; and

     (c) Consents to assignment and assumption from each of the other parties to such contracts, leases, and agreements, each of which consents shall provide that Sellers are released from any further obligation under any such contract, lease, or agreement; and

     (d) Originals (or, where unavailable, attested copies) of each such contract, lease, or agreement among the Assets; and

     (e) Accurate interim financial statements for each of the Sellers for the month ended most recently prior to the Closing; and

     (f)  Final accounting of the Current Assets as of the Closing; and

     (g) Statement of prorations as of the Closing of taxes, rents, lease payments, and other charges; and

     (h) Opinion of Counsel to Sellers regarding the due organization and existence of Sellers, the authority of Sellers to conclude the transactions provided for herein and the due execution of the instruments at the Closing and other matters set forth therein; and

     (i)  Such other items as Buyer and its counsel may reasonably request.

     At the Closing, Buyer shall deliver to the Sellers the following:

     (a) Buyer shall deliver to MIC-NH a cashiers or certified check, or wire transfer, in the total amount of one million one hundred fifty six thousand dollars ($1,156,000) less the MIC-NH Deposit;

     (b) Buyer shall deliver to MIC-ME a cashiers or certified check, or wire transfer, in the total amount of five million six hundred forty-four thousand dollars ($5,644,000) less the MIC-ME Deposit.

     6. DUE DILIGENCE REVIEW. Buyer shall have the right to review and inspect the Assets and the Assumed Liabilities and to conduct, at Buyer's sole cost and expense, such other due diligence as Buyer shall deem appropriate. Sellers shall cooperate with Buyer by promptly providing reasonable access to the Assets and all information and materials reasonably requested by the Buyer in connection therewith and the Assumed Liabilities, all of which shall be subject to the Confidentiality Agreement referenced below. Such inspections shall be conducted by Buyer on business days during normal business hours, unless otherwise agreed; provided, however, that in order to minimize disruption of Sellers' business, Buyer shall have no contact with any employee of either Seller (except senior management) without the prior coordination of such contact through the respective Seller. Such due diligence review shall be completed within fourteen (14) days after the completion of the 1996 financial audit as set forth in Section 7, but in no event before January 31, 1997 (assuming Sellers' cooperation as set forth above) (the "DUE DILIGENCE TERMINATION DATE") and, notwithstanding any disclosures set forth on SCHEDULE G, Buyer shall have the right to terminate this Agreement by written notice to the Sellers on or before the Due Diligence Termination Date if Buyer's due diligence reveals questions or issues, in Buyer's sole discretion, as to the nature or worth of the Assets, the nature or extent of the Assumed Liabilities, the viability of either of the Seller's business, the collectability of the Sellers' accounts receivable, or any other matter impacting the transactions contemplated herein. In the event this Agreement is terminated pursuant to this Section 6, Buyer shall have no further liabilities or obligations to Sellers other than as set forth herein and the MIC-NH Deposit and MIC-ME Deposit shall be refunded to Buyer within ten (10) days. In the event that this Agreement is terminated for any reason, the Buyer shall promptly return all such information and materials to the respective Sellers and Buyer shall continue to be bound by the terms of that certain July 26, 1996, Confidentiality Agreement with respect to such information.

     7. AUDIT STATEMENTS. Sellers shall cause to be conducted, at their cost and expense (except as provided below in Section 23), a certified financial audit of each of the Sellers for the fiscal years ended 1994, 1995, and 1996. Such audits shall be completed as soon as reasonably possible. Buyer shall have the right to terminate this Agreement within ten (10) days after the completion of such audits in the event such audits reveal any material issues, in Buyer's sole discretion, as to the nature or worth of the Assets, the nature or extent of the Assumed Liabilities, the viability of either of the Seller's business, or any other matter impacting the transaction contemplated herein. In the event this Agreement is terminated pursuant to this Section 7, Buyer shall have no further liabilities or obligations to Sellers other than as set forth herein and the MIC-NH Deposit and MIC-ME Deposit shall be refunded to Buyer within ten (10) days. The Closing shall be conditioned upon the completion of the audits for 1994, 1995 and 1996, and delivery of such audits to Buyer at least fourteen (14) days before the Closing Date.

     8. ABANDONMENT DATE. Notwithstanding anything herein to the contrary, if the Closing does not take place by the close of business on March 31, 1997 (the "ABANDONMENT DATE"), any party shall have the option to terminate this Agreement on or within five (5) working days after the Abandonment Date; provided, however, that if the Closing does not take place as a result solely of any delay in obtaining any regulatory approval, the Abandonment Date automatically shall be extended for an additional sixty (60) days; provided further, however, that if such regulatory approval is not obtained within such extended period, any party may terminate this Agreement. The foregoing shall not be construed to terminate or otherwise affect any claims either party may have against the other for breach of any obligation arising out of this Agreement, or any other agreement entered into in connection herewith, prior to the Abandonment Date. The parties will seek and use their reasonable efforts to obtain all governmental and regulatory approvals for the consummation of the transactions contemplated by this Agreement, and the parties will cooperate with each other and their respective agents with respect to obtaining such governmental and regulatory approvals.

     9. CONSULTING AGREEMENT WITH JOSEPH J. BEAN AND JOSEPH J. BEAN ASSOCIATES. Buyer shall offer to enter into a consulting agreement with Joseph
J. Bean and Joseph J. Bean Associates, substantially in form and substance as attached hereto as SCHEDULE F, attached hereto and incorporated herein.

     10. FURTHER ASSURANCES. From time to time after the Closing Date, Sellers shall give to Buyer and its representatives, auditors, and counsel full access during normal business hours to all of the properties, books, records, tax returns, contracts, licenses, franchises and all of the documents of Sellers relating to the Assets and Assumed Liabilities, and shall furnish to Buyer all information with respect thereto as Buyer may from time to time reasonably request. From time to time after the Closing, at Buyer's request and without further consideration, Sellers agree to execute and deliver at Sellers' expense such other instruments of conveyance and transfer and take such other action as Buyer reasonably may require more effectively to deliver and vest in Buyer, and to put Buyer in legal and physical possession of, all of the Assets and the Assumed Liabilities.

     11. REPRESENTATIONS AND WARRANTIES OF THE SELLERS. The Sellers, jointly and severally, represent and warrant to Buyer that except as set forth on the Disclosure Schedule attached as Schedule G, attached hereto and incorporated herein (which Disclosure Schedule makes explicit reference to the particular representation or warranty as to which exception is taken, which in each case shall constitute the sole representation and warranty as to which such exception shall apply):

     (a) The Assets as currently used and in effect do not violate any applicable federal, state, local, or other governmental law, ordinance, or regulation, or any applicable private restriction or agreement material to the operation of

          Sellers' business, and Sellers are not aware of any such violations that are material to the Sellers' business; and

     (b) Subject to the required consents listed on Schedule G, the conveyance and/or assignment of the Assets to Buyer will not violate any applicable federal, state, local or other governmental law, ordinance or regulation, or any applicable private restriction or agreement to which Sellers are bound; and

     (c) Each of MIC-ME and MIC-NH is a validly formed and legally existing partnership. The Sellers have the full right, power, and authority to execute and deliver this Agreement and to perform their respective obligations hereunder, and to carry out the transactions contemplated in this Agreement, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally. Without limiting the generality of the foregoing, the Sellers' general partners and limited partners have taken all action necessary to authorize, and have duly authorized, the execution, delivery, and performance of this Agreement by the Sellers. This Agreement constitutes the valid and legally binding obligation of the Sellers, enforceable in accordance with these terms and conditions; and

     (d) Except as set forth on Schedule G, there is no action, litigation, investigation, condemnation, or proceeding of any kind pending or, to the best of Sellers' knowledge and belief, threatened against Sellers or any of the Assets; and

     (e) Sellers have not received notice of actual or threatened cancellation or suspension of any Certificate of Need or other permit or license issued with respect to any of the Assets; and

     (f) To the best of Sellers' knowledge and belief, no actions have been taken by Sellers or by any other person or entity which could give rise to:

               (i) any adverse action regarding the Assets or the operations conducted with such Assets, or

               (ii) any charge of non-compliance with any
                    applicable federal or state law, rule, ordinance, or regulations; and

     (g) Subject to the required consents listed in Schedule G, Sellers have good, clear, unencumbered, and marketable title to the Assets, free and clear of all liens, and such title, rights, and interests are freely transferable; and

     (h) The Assets are fully and adequately insured by policies of insurance for fire and extended coverage risks and liability; and

     (i) Sellers have delivered or will promptly deliver to Buyer true and correct copies of each of the contracts, leases, and agreements included among the Assets, and all amendments and modifications thereto, and each of such contracts, leases, and agreements is in full force and effect, without any default by any party thereto; and

     (j) Sellers have not entered into any other contract for the sale of any of the Assets, nor are there any rights of first refusal or options to purchase any of the Assets or any other rights of otherwise that might prevent the consummation of the transactions provided for in this Agreement; and

     (k) The fair value of Sellers' assets substantially exceeds, and following the consummation of the purchase and assumption transactions provided for herein, shall substantially exceed Sellers' liabilities, and the transactions provided for herein shall not render either Seller insolvent; and

     (l) Set forth in Schedule H is a list and brief description of all patents, patent rights, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, and copyrights, and all applications for such, which are in the process of being prepared, are owned by, or are registered in the name of the Sellers or of which the Sellers are licensor or licensee, or in which the Sellers have any right, and in each case a brief description of the nature of such right. To the best of Seller's knowledge, the Sellers own or possess adequate licenses or other rights to use all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, manufacturing processes, formulae, trade secrets, and know how (collectively, "INTELLECTUAL PROPERTY") necessary or desirable to the conduct of their businesses as conducted and as proposed to be conducted. No claim is pending or threatened to the effect that the operations of the Sellers infringe upon or conflict with the asserted rights of any other person under any Intellectual Property, and there is no basis for any such claim (whether or not pending or threatened). No claim is pending or threatened to the effect that any such Intellectual Property owned or licensed by the Sellers or which the Sellers otherwise have the right to sue, is invalid or unenforceable by the Sellers, and there is no known basis for any such claim (whether or not pending or threatened). The Sellers have not granted or assigned to any other person or entity any right to sell or produce the products or proposed products or provide the services or proposed services of the Sellers. No officer, director, shareholder, partner, or employee of the Sellers has an ownership interest in any of the trademarks, patents, or other rights set forth in Schedule H; and

     (m) Subject to the required consents listed on Schedule G, neither the execution and delivery of this Agreement nor the consummation of the transactions herein contemplated, nor fulfillment of or compliance with the terms and provisions hereof does or will: (i) constitute a default, breach, violation, or grounds for termination of any material agreement to which Sellers or any physician providing services as an independent contractor or employee of Sellers (hereinafter referred to as "Physician") is a party, or any material license, permit, or other governmental authorization issued to Sellers or (ii) result in the creation or imposition of any lien, charge, or encumbrance upon any of the Assets; and

     (n) Sellers have paid or made appropriate accruals for the payment of all taxes, assessments, fees, and other governmental charges upon any of their properties and assets required to have been paid or accrued by them as of the Closing Date (including, without limitation, all income, withholding, excise, unemployment, social security, occupation, franchise, property, and import taxes, duties, or charges, and all deficiency assessments, penalties, and interest in respect thereof) and Sellers shall pay all such amounts on or before the appropriate due date; and

     (o) Sellers do not know of any material adverse condition or material problem with any item of tangible property included in the Assets and all such tangible property included in the Assets is in good working condition; and

     (p) Except as disclosed in the Schedules hereto, there are no written or verbal employment agreements, commitments or understandings, and all personnel are employed "at-will"; and

     (q) The employee relations of Sellers are good. There is no pending or, to the best of Sellers' knowledge, threatened employee strike, work stoppage or labor dispute. No union representation question exists respecting any employees of Sellers. No collective bargaining agreement exists or is currently being negotiated by Sellers, no demand has been made for recognition by a labor organization by or with respect to any employees of Sellers is taking place, and none of the employees of Sellers is represented by any labor union or organization. There is no unfair practice claim against Sellers before the National Labor Relations Board, or any strike, dispute, slowdown, or stoppage pending or threatened against or involving Sellers and none has occurred. Sellers are in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, and wage and hours including compliance with any Internal Revenue Service guidelines on employees and independent contracts. Sellers have complied with all requirements with respect to the employment of any person who is not a citizen of the United States. Sellers are not engaged in any unfair labor practices (as defined in federal and state labor laws). There are no pending or threatened equal employment opportunity claims, wage and hour claims, unemployment compensation claims, or workers' compensation claims against or involving Sellers; and

     (r) The accounts receivable of Sellers included with the Current Assets are good and collectable, and Sellers will be able to collect one million dollars ($1,000,000) of such accounts receivable between the Closing Date and the date ninety (90) days from the Closing Date for deposit in the escrow account referenced in Section 16 herein.

     (s) To the best knowledge of the Sellers, the Sellers and their officers, directors, shareholders, partners, and employees, and persons who provide professional services under agreements with the Sellers, have not engaged in any activities which are prohibited under federal Medicare and Medicaid statutes, 42 U.S.C. S 1320a-7b, or the regulations promulgated pursuant to such statutes or related state or local statutes or regulations or which are prohibited by rules of professional conduct; and

     (t) No representation or warranty by the Sellers in this Agreement, and no exhibit, schedule, or certificate furnished or to be furnished by the Sellers pursuant hereto contains any untrue statement of a fact, or omits to state a fact required to be stated therein or necessary to make the statements contained herein not misleading. There is no fact of which the Sellers are aware which has not been disclosed in writing to Buyer, which adversely affects Sellers, or which they believe would adversely affect the businesses, prospects, financial condition, operations, properties, or affairs of Sellers.

     12. REPRESENTATIONS AND WARRANTIES OF THE BUYER. Buyer represents and warrants to the Sellers that, except as set forth in the Disclosure Schedule attached as Schedule I attached hereto and incorporated herein (which Disclosure Schedule makes explicit reference to the particular representation or warranty as to which exception is taken, which in each case shall constitute the sole representation and warranty as to which such exception shall apply):

     (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is qualified to do business and is in good standing in both the State of Maine and the State of New Hampshire. Buyer has the full right, power, and authority to execute and deliver this Agreement and to perform its obligations hereunder, and to carry out the transactions contemplated in this Agreement, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally. Without limiting the generality of the foregoing, the Buyer has taken all action necessary to authorize, and has duly authorized, the execution, delivery, and performance of this Agreement by Buyer. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with these terms and conditions; and

     (b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provisions of Buyer's Restated Certificate of Incorporation or Restated Bylaws, or any judgment, decree, mortgage, deed of trust, lease, agreement, indenture or other instrument, law or regulation applicable to Buyer.

     13.  SELLERS' COVENANTS.  The Sellers covenant to Buyer:

     (a) Sellers shall operate and manage their businesses until the Closing in substantially the same manner as such businesses have been operated and managed by Sellers in the past and shall maintain the physical condition of the Assets, reasonable wear and tear excepted, and substantially maintain the status of the Assets until the Closing; and

     (b) Apart from sales of inventory in the ordinary course, Sellers shall not knowingly sell, assign, or create any right, title, or interest whatsoever in or to the Assets or create, or permit to exist, any lien, encumbrance, or charge thereon, without promptly discharging same; and

     (c) Sellers shall advise Buyer promptly upon notification to Sellers of any pending or threatened litigation or other legal or regulatory action affecting the Assets, the Sellers, or Sellers' businesses; and

     (d) Sellers shall not knowingly take any action or omit to take any action, which action or omission would have the effect of violating any of the covenants of this Agreement or warranties or representations of Sellers under this Agreement; and

     (e) Sellers shall not execute any new contracts, leases, or agreements, renew, extend, amend, modify, assign, or pledge any existing contracts, leases, and agreements, or assign or pledge any amounts payable thereunder, without the express prior written consent of the Buyer (not to be unreasonably withheld); and

     (f) Sellers shall provide to Buyer a list of the employees and independent contractors who currently provide services incident to the Assets and their current pay and benefits; and

     (g) Sellers shall cause all policies of insurance for fire and extended coverage risks and liability in effect on the date of this Agreement to be maintained in full force and effect through and including the Closing Date; and

     (h) Sellers shall take all steps necessary for them to obtain all required consents of third parties to the assignment and assumption of the contracts, leases, and agreements included among the Assets; and

     (i) Sellers shall obtain and/or cooperate with Buyer taking all steps necessary for it to obtain all required consents and approvals to the Buyer's assumption of the Assumed Liabilities pursuant to this Agreement; and

     (j) Sellers shall cooperate in Buyer's efforts to obtain the issuance of Maine and New Hampshire Certificates of Need and other necessary regulatory approvals; and

     (k) Sellers shall not publicly disclose the terms or existence of this Agreement, nor of any of the transactions provided for herein, except that Sellers may disclose the fact of Buyer's agreement to acquire the assets of Sellers to Sellers' employees as reasonably necessary to facilitate the transaction, to governmental agencies as necessary to obtain all regulatory approvals, and to third parties as necessary to transfer the Assets or assign the contracts contemplated by this Agreement; and

     (l) Sellers shall not negotiate with any other party for the sale of the Assets and Sellers shall notify Buyer of the fact of any unsolicited offer to purchase the Assets and the identify of the offeror; and

     (m) Sellers shall cooperate in good faith with Buyer in addressing other matters necessary to consummate the transaction; and

     (n)  Between the Due Diligence Termination Date and the Closing Date,
          (i) no material adverse change in the results of operations, financial condition, or business of Sellers, and no material loss or damage to the Assets (whether or not covered by insurance), shall have occurred; (ii) no material decline from the level of revenues or prospects for future results shall have occurred; and
          (iii) no event shall have occurred which shall materially adversely affect the collectability of the accounts receivable included in the Current Assets.

     14.  BUYER'S COVENANTS.  Buyer covenants to Seller:

     (a) Buyer shall cooperate in Sellers' taking all steps necessary for them to obtain all required consents of third parties to assignment and assumption of the contracts, leases, and agreements included among the Assets; and

     (b) Buyer shall obtain and/or cooperate in Sellers' taking all steps necessary for them to obtain all required consents and approvals to Buyer's assumption of the Assumed Liabilities pursuant to this Agreement, including, but not limited to, providing financial data which may be reasonably required by such third party; and

     (c) Buyer shall take all steps necessary for it to obtain all required consents and approvals to the issuance of Maine and New Hampshire Certificates of Need or other necessary regulatory approvals; and

     (d) Buyer shall not publicly disclose the terms or existence of this Agreement, nor of any of the transactions provided for herein, EXCEPT that Buyer may disclose the fact of Buyer's agreement to acquire the assets of Sellers to Buyer's employees and agents as reasonably necessary to facilitate the transaction and to governmental agencies as necessary to obtain all regulatory approvals and as may otherwise be required by law; and

     (e) Buyer shall, at least thirty (30) days prior to the Closing, notify Sellers in writing as to which of Sellers employees Buyer intends to hire and upon what terms, effective upon the Closing; and

     (f) Buyer shall cooperate in good faith with Sellers in addressing other details necessary to consummate the transaction.

     15. CONDITIONS TO THE OBLIGATIONS OF BUYER. The obligation of Buyer to purchase and pay for the Assets and assume the Assumed Liabilities on the Closing Date, and consummate any other transaction contemplated by this Agreement, is, at its option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

     (a) Buyer shall have received from counsel for the Sellers an Opinion dated as of the Closing Date, substantially identical to the form set forth in SCHEDULE J, attached hereto and incorporated herein.

     (b) The representations and warranties contained in Section 10 of this Agreement shall be true, complete, and correct on and as of the Closing Date with the same effect as though such representations and warranties have been made by the Sellers on and as of such date, and the Sellers shall have certified to such effect to Buyer in writing.

     (c) Each of the Sellers shall have performed and complied with all agreements contemplated herein that are required to be performed or complied with by each of the Sellers prior to or at the Closing Date, including completion of the audits referenced in Section 7, which must be completed and delivered to Buyer at least fourteen
          (14) days before the Closing Date.

     (d) Buyer shall have obtained all Board approvals and third-party consents necessary to consummate the transactions contemplated hereby; including, but not limited to, the consent of General Electric Company, acting through GEMS, as the Buyer's primary creditor.

     (e) All corporate and other proceedings to be taken by the Sellers in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in form and substance to Buyer and its counsel, and Buyer and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they reasonably may request.

     (f)  Between the Due Diligence Termination Date and the Closing Date,
          (i) no material adverse change in the results of operations, financial condition of business of Sellers, and no material loss or damage to the Assets (whether or not covered by insurance), shall have occurred; (ii) no material decline from the level of revenues or prospects for future results shall have occurred; and (iii) no event shall have occurred which shall materially adversely affect the collectability of the accounts receivable included in the Current Assets.

     (g) All necessary corporate and regulatory approvals for the transactions contemplated by this Agreement shall have been obtained.

     (h) Buyer and its counsel shall have received copies of all supporting documents reasonably requested by them.

     (i) Joseph J. Bean and Joseph J. Bean Associates shall have entered into the Consulting Agreement substantially in form and substance as attached hereto as SCHEDULE F.

     (j) Siemens' service department shall have completed an audit of the Sellers' three MRI units and shall have brought all such units up to manufacturer's specifications, all at Sellers' cost.

     16. ESCROW AGREEMENT AND COLLECTION OF ACCOUNTS RECEIVABLE. At the Closing, the parties will enter into the escrow agreement substantially in the form attached hereto and incorporated herein as EXHIBIT K. Sellers agree that they shall use best efforts to collect the accounts receivable included in the Current Assets and deposit the funds received from such accounts receivable, without any effect or deduction (including expenses) in the escrow account, up to a maximum of one million dollars ($1,000,000). In the event that either of the Sellers fail to take all steps necessary to collect the accounts receivable referenced herein, Buyer, as agent of Sellers, shall have the right to take all steps necessary to collect such accounts receivable for deposit into the escrow account as contemplated by this Section. In the alternative, the parties may enter into an agreement as of the Closing Date whereby Buyer shall assume responsibility for collecting the accounts receivable included within the Current Assets. Buyer shall be granted a first lien security interest in Seller's account receivables to the extent necessary to secure Buyer's interest hereunder. The escrowed funds shall be deposited as security to indemnify Buyer pursuant to the provisions of Section 17.

     17. SELLERS' INDEMNITY. Sellers, jointly and severally, shall indemnify and hold harmless Buyer, its officers, directors, employees, agents, successors and assigns, from and against any and all claims, damages, liabilities, costs, and expenses arising out of any of the following:

     (a) any obligation or liability of Sellers not assumed by Buyer pursuant to this Agreement; or

     (b) any event or circumstance involving the Assets or Sellers' business which occurred prior to the Closing, with the exception of the Assumed Liabilities; or

     (c) any federal, state or local tax or fee incurred, accrued, or assessed in connection with the Assets or Sellers' business with respect to any period prior to the Closing; or

     (d) the breach of any covenant, warranty, terms, condition or agreement of the Sellers under this Agreement, or the material untruth or inaccuracy of any representation or warranty made by the Sellers herein, or in connection with the transactions provided for herein (including, but not limited to, inaccurate, incomplete or misleading financial statements).

     18. LIABILITY AND RISK OF LOSS. Sellers shall remain liable for all obligations and liabilities, costs and expenses, fixed or contingent, arising out of the operation or ownership of any of the Assets and out of the conduct of any business related to the Assets prior to the Closing, and shall remain liable for all such obligations and liabilities not assumed by Buyer pursuant to this Agreement following the Closing. All risk of loss of, and related to, the Assets shall remain with Sellers through the Closing.

     19. NON-COMPETITION. As additional consideration for Buyer's purchase of the Assets and its assumption of the Assumed Liabilities pursuant to this Agreement, Sellers shall deliver at Closing a Non-Competition Agreement in the form of the attached Schedule L, executed by Sellers, their general and limited partners, and each of their affiliated entities or individuals specified thereon.

     20. BROKERAGE COMMISSION. Sellers represent that they are responsible for the commission, if any, owed to KPMG Peat Marwick with respect to the transactions set forth in this Agreement. Buyer represents that it has retained no broker in connection with this Agreement. If any claim on behalf of any other broker or agent is made or upheld, then the party against or through whom such claim is made shall defend, indemnify and hold the other party harmless from and against any damages, costs or expenses in any way attributable to such claim, including, but not limited to, reasonable attorneys' fees.

     21. NOTICE. Whenever notice must be given under the provisions of this Agreement, such notice must be in writing and either hand-delivered or sent by certified mail, return receipt requested, postage prepaid, and addressed to the parties at their respective addresses set forth in the preamble to this Agreement (until either party notifies the other in writing of a different address). A copy of any notice given to Buyer hereunder shall be simultaneously provided to Paul L. Uhrig, Esq., 2600 Virginia Avenue, N.W., Suite 1111, Washington, D.C. 20037. A copy of any notice given to Seller hereunder shall be simultaneously provided to Richard N. Bryant, Esq., Van Meer & Belanger, P.A., 25 Long Creek Drive, South Portland, Maine 04106.

     22. SURVIVAL OF PROVISIONS. All warranties, representations, hold harmless, indemnity and non-competition obligations and restrictions made, undertaken, and agreed to by Sellers under this Agreement shall survive the Closing and the execution and delivery of the documents and instruments executed and delivered at the Closing; provided, however, that the representations and warranties set forth in Sections 11 and 12 shall survive only for a period of eighteen (18) months following the Closing.

     23. DEFAULT. If either of the Sellers defaults in the performance of any obligation under this Agreement or breaches any warranty, representation, or covenant herein as of or prior to the Closing, then Buyer, at its sole option, may (i) terminate this Agreement, in which event (a) the full amount of the respective Deposits shall be returned to Buyer, (b) in the event such breach or default is due to an event, occurrence, or other matter which is within the reasonable control of either Seller, each Seller shall pay Buyer an additional twelve thousand five hundred dollars ($12,500) as liquidated damages, and not as a penalty, that being a reasonable estimate of damages that would be occasioned by such default but which damages likely would be difficult to ascertain with certainty, and (c) no party shall have any further rights or duties hereunder, (ii) extend or delay the Closing for a reasonable period of time, not to exceed forty-five (45) days, during which Sellers shall make good faith efforts to address the default, or (iii) accept title to or assignment of the Assets and consummate the transactions contemplated herein without any diminution in the Purchase Price. If Buyer defaults in the performance of its duties under this Agreement as of or prior to the Closing, then Sellers shall, as their sole and exclusive remedy, terminate this Agreement by written notice to Buyer and (i) retain the respective Deposits as reasonable liquidated damages, and not as a penalty, that being a reasonable estimate of damages that would be occasioned by such default but which damages likely would be difficult to ascertain with certainty, and (ii) be entitled to be reimbursed by Buyer for the cost of the audits conducted pursuant to Section 7, and no party shall have any further rights or duties hereunder. Notwithstanding the above, there shall be no such limitation of liability (i) for any acts which constitute gross negligence or intentional misconduct or (ii) for any breach of any representation, warranty, or covenant which occur or which are discovered after the Closing. Nothing herein shall be deemed to limit the rights of Sellers for breach by Buyer of that certain Confidentiality Agreement dated July 26, 1996.

     24.  MISCELLANEOUS PROVISIONS.

     (a) This Agreement contains the entire agreement between the parties relating to the transactions contemplated hereby, with the sole exception of the Confidentiality Agreement dated July 26, 1996, between Buyer and Sellers, which shall survive any termination of this Agreement.

     (b) No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless in writing and signed by the party against whom enforcement of such modification, waiver, amendment, discharge or change is sought.

     (c) This Agreement shall not be assignable by any party without the prior written consent of the others, except that Buyer may assign its rights and obligations under this Agreement in whole or in part, and from time to time, to any affiliate or affiliates of Buyer upon written notice to Sellers, and such assignee shall be considered the Buyer for purposes of this Agreement and all related documents. Except as noted above, no other person or corporate entity shall acquire or have any rights under or by virtue of this Agreement.

     (d) If any one or more of the provisions of this Agreement should be ruled wholly or partly invalid or unenforceable by a court or other government body of competent jurisdiction, then: (a) the validity and enforceability of all provisions of this Agreement not ruled to be invalid or unenforceable shall be unaffected; (b) the effect of the ruling shall be limited to the jurisdiction of the court or other government body making the ruling; (c) the provision(s) held wholly or partly invalid or unenforceable shall be deemed amended, and the court or other government body is authorized to reform the provision(s), to the minimum extent necessary to render them valid and enforceable in conformity with the parties' intent as manifested herein and a provision having a similar economic effect shall be substituted;
          and (d) if the ruling and/or the controlling principle of law or equity leading to the ruling, is subsequently overruled, modified, or amended by legislative, judicial, or administrative action, the provision(s) in question as originally set forth in this Agreement shall be deemed valid and enforceable to the maximum extent permitted by the new controlling principle of law or equity.

     (e) The interpretation of this Agreement and the rights and obligations of Buyer and Sellers hereunder shall be governed by the laws of the State of Maine, without regard to choice of law provisions.

     (f) The provisions, covenants and agreements herein contained shall inure to the benefit of, and be binding upon, the parties hereto and their respective legal representatives, successors and assigns.

     (g) All headings contained in this Agreement are for reference purposes only and are not intended to affect in any way the meaning or interpretation of this Agreement.

     (h) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which collectively shall constitute one and the same agreement.

     (i) Except as otherwise provided herein, each of the parties shall bear its own expenses in connection with this Agreement.

     (j) The waiver by any party of a breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision of this Agreement.

     (k) In the event that any dispute between the parties arises out of this Agreement, the parties shall meet and confer in good faith to resolve such dispute. In the event such efforts do not resolve the dispute within fifteen (15) days from the date the dispute arises, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Rules before resorting to arbitration. If such mediation does not resolve the dispute within thirty (30) days, the dispute shall be settled by binding arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, such arbitration to be final, conclusive, and binding, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. This provision shall survive termination of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

WITNESS:                      MOBILE IMAGING CONSORTIUM, LIMITED
                              PARTNERSHIP
                              By Its General Partner:
                              SPIN ASSOCIATES


_________________________     By: ______________________________
                                   Kenneth P. Cicuto
                                   President

                              MOBILE IMAGING CONSORTIUM -
                              NEW HAMPSHIRE
                              By Its General Partner:
                              SPIN ASSOCIATES II,



_________________________     By: ______________________________
                                   Kenneth P. Cicuto
                                   President

                              INSIGHT HEALTH CORP.



_________________________     By: ______________________________
                                   Name:
                                   Title:

                        LIST OF SCHEDULES
                        ------------------

SCHEDULE A:             LIST OF ASSETS

SCHEDULE B:             EXCLUDED ASSETS

SCHEDULE C:             ASSUMED CONTRACTS, LEASES AND AGREEMENTS

SCHEDULE D:             ASSUMED LIABILITIES

SCHEDULE E:             ALLOCATION OF PURCHASE PRICE

SCHEDULE E(1):          TAX ALLOCATION

SCHEDULE F:             BEAN CONSULTING AGREEMENT

SCHEDULE G:             SELLERS' DISCLOSURE SCHEDULE

SCHEDULE H:             PATENTS/TRADEMARKS

SCHEDULE I:             BUYER'S DISCLOSURE SCHEDULE

SCHEDULE J:             SELLERS' OPINION OF COUNSEL

SCHEDULE K:             ESCROW AGREEMENT

SCHEDULE L:             NON-COMPETITION COVENANT

                                 SCHEDULE A
                               LIST OF ASSETS

                                SCHEDULE B
                              EXCLUDED ASSETS

                                  SCHEDULE C
                     ASSUMED CONTRACTS, LEASES AND AGREEMENTS

                                   SCHEDULE D
                              ASSUMED LIABILITIES

                                   SCHEDULE E
                           ALLOCATION OF PURCHASE PRICE

                                 SCHEDULE E(1)
                                TAX  ALLOCATION


                To be agreed upon by the parties prior to Closing.

                            SCHEDULE F
                    BEAN CONSULTING AGREEMENT

                            SCHEDULE G
                   SELLERS' DISCLOSURE SCHEDULE

                            SCHEDULE H
                        PATENTS/TRADEMARKS

                            SCHEDULE I
                   BUYER'S DISCLOSURE SCHEDULE


                               None

                            SCHEDULE J
                   SELLERS' OPINION OF COUNSEL

                            SCHEDULE K
                         ESCROW AGREEMENT

                            SCHEDULE L
                     NON-COMPETITION COVENANT